[letterhead of K&L Gates LLP]

October 11, 2013

VIA EDGAR

Valerie Lithotomos

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             FPA Paramount Fund, Inc.
1933 Act File No. 002-14660
1940 Act File No. 811-00852
Definitive Proxy Statement

Dear Ms. Lithotomos:

This letter responds to the comments you provided by telephone to the undersigned on October 4, 2013 relating to the preliminary Proxy Statement for FPA Paramount Fund, Inc. (the “Fund”), filed on September 26, 2013.  The Proxy Statement includes proposals for shareholders of the Fund to consider: a new investment advisory agreement for the Fund under which the Fund would pay a higher advisory fee, changing the Fund from a diversified fund to a non-diversified fund, revisions to, or removal of, certain fundamental investment policies, and changing the Fund’s investment objective from a fundamental policy to a non-fundamental policy.  A definitive Proxy Statement is being filed concurrently with this letter.

1.              Comment:  Please explain, supplementally, why the Fund pays the adviser both an advisory fee and a separate financial services fee.

Response:  Historically, the Fund has paid an advisory fee and separately reimbursed First Pacific Advisors, LLC (“FPA”) for the provision of financial services to the Fund, which are comparable to what other funds often refer to as administrative services.  For the advisory fee, FPA provides continuing supervision of the Fund’s investment portfolio.  In addition to the advisory fee, the Fund reimburses FPA monthly for costs incurred in providing financial services to the Fund.  These financial services include (a) maintaining the accounts, books and other documents forming the basis for the Fund’s financial statements, (b) preparing such financial statements and other Fund documents and reports of a financial nature required by federal and state laws, (c) calculating daily net assets and (d) participating in the production of the Fund’s registration statements, prospectuses, proxy materials and reports to shareholders (including compensation of the Treasurer or other principal financial officer of the Fund, compensation of personnel working under such person’s direction and expenses of office space, facilities and equipment such persons use to perform their financial services duties).  As noted in the

Proxy Statement, for any fiscal year, the cost of such financial services paid by the Fund cannot exceed 0.10% of the average daily net assets of the Fund.

Other funds in the FPA Funds Family have the same fee and reimbursement structure, and it has been approved and renewed by the Fund’s Board of Directors each year for more than the past 35 years.  Historically, both the advisory fee and the financial services reimbursement have been set forth in the Fund’s Investment Advisory Agreement and, for continuity, both the fee and reimbursement would be set forth in the proposed Investment Advisory Agreement (rather than in separate documents).  As noted in the Proxy Statement, no change is proposed to the financial services reimbursement; only the advisory fee is proposed to increase.  Further, the financial services reimbursement is, and has been, separately itemized in the Fund’s fee table as a category of “Other Expenses” under a line item entitled “Financial Services.”

2.              Comment:  Please add at an appropriate location in the Proxy Statement, and if accurate and not already appearing, disclosure that the Board of Directors is approving the proposed Investment Advisory Agreement because it believes the proposal is in the best interests of shareholders of the Fund.

Response:  Such disclosure appears at the end of the proposal along with the Board’s recommendation that shareholders vote “for” the proposal.

3.              Comment:  In the proposal relating to the proposed Investment Advisory Agreement, under “Payment of Fund Expenses,” the disclosure indicates that FPA is obligated to furnish office space, furniture, equipment and supplies, and maintain the Fund’s books and records.  Please confirm that these services are not an additional expense of the Fund, and consider clarifications in the Proxy Statement to this effect.

Response:  The Fund does not pay for the listed services in addition to the fees paid under the Investment Advisory Agreement, and the Proxy Statement has been revised to clarify that such expenses are “part of the services provided, and for the fees paid, under the Investment Advisory Agreement.”

4.              Comment:  In Proposal 3G, the disclosure notes that in order for investment companies to participate in joint transactions and enterprises with their affiliated persons, they must first obtain an exemptive order permitting such transactions.  Please clarify whether or not the Fund has such an order, or is seeking such an order.

Response:  The Fund does not have such an order, and is not presently seeking such an order.  The disclosure has been revised to indicate that the Fund does not have such an order.

*              *              *

In connection with responding to the Staff’s comments, the Fund acknowledges that:

•                  The Fund is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;

•                  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•                  The Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please do not hesitate to call me at (415) 249-1053 or Mark Perlow at (415) 249-1070.

Very truly yours,

/s/ Kurt J. Decko

Kurt J. Decko

cc:           J. Richard Atwood

First Pacific Advisors, LLC

Mark D. Perlow

K&L Gates LLP